UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One:)         ☐ Form 10-K     ☐ Form 20-F      ☐ Form 11-K      ☒ Form 10-Q       ☐ Form 10-D     ☐ Form N-SAR     ☐ Form N-CSR

For Period Ended:  March 31, 2010

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

ZION OIL & GAS, INC.

Full Name of Registrant

N/A

Former Name if Applicable

6510 Abrams Rd., Suite 300

Address of Principal Executive Office (Street and Number)

Dallas, Texas 75231

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant's Quarterly Report on Form 10-Q for the three months ended March 31, 2010 could not be filed by the prescribed due date because the registrant had not yet finalized its financial statements for the quarter and the review of registrant's financial statements for the quarter is ongoing. The registrant is unable to file such report within the prescribed time period without unreasonable effort or expense. The registrant anticipates that the subject quarterly report will be filed on or before May 17, 2010.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Richard J. Rinberg	214	221-4610
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the three months ended March 31, 2009, the registrant had a net loss of $916,000. For the three months ended March 31, 2010, the registrant estimates that it had a net loss of approximately $20,544,000.

The net loss for the quarterly period ended March 31, 2010, includes a non-cash impairment charge of approximately $19,184,000 to the registrant’s unproved oil and gas properties.  The registrant previously disclosed in its current report on Form 8-K filed on April 23, 2010, that following the completion of production testing on the Ma'anit-Rehoboth # 2 well, its management concluded that commercial quantities of hydrocarbons were not present in that well. Accordingly, the registrant expects to record the above referenced non-cash charge to its unproved oil and gas properties.

In addition to the impairment charge, the increase in net loss for the three months ended March 31, 2010 is also attributable to higher salary expenses due to expanded staff and management and higher legal and professional fees.

This Notification of Late Filing on Form 12b-25 contains forward-looking statements, including forward-looking statements relating to the Registrant's financial results for the quarter ended March 31, 2010. These statements are based on management's current expectations and involve a number of risks and uncertainties, including risks described in our filings with the Securities and Exchange Commission. The Registrant's actual results may differ materially from the Registrant's anticipated or expected results and the results in the forward-looking statements.

ZION OIL & GAS, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 10, 2010	/s/ Richard J. Rinberg
Richard J. Rinberg
Chief Executive Officer (Principal Executive Officer)